Exhibit 4.3

CERTIFICATE OF ADOPTION OF RESOLUTION DESIGNATING

AND PRESCRIBING RIGHTS, PREFERENCES AND LIMITATIONS

OF

JUNIOR PARTICIPATING PREFERRED STOCK

OF

FREMONT MICHIGAN INSURACORP, INC.

The undersigned corporation executes the following certificate pursuant to the provisions of Section 302, Act 284, Public Acts of 1972, as amended:

1. The name of the Corporation is Fremont Michigan InsuraCorp, Inc. (“Corporation”).

2. The Corporation Identification Number (CID) assigned by the Michigan Department of Labor and Economic Growth, Bureau of Commercial Services is: 146-61D.

3. The registered office is located at 933 East Main Street, Fremont, Michigan 49412.

4. The following is a true and correct copy of a resolution designating and prescribing the relative rights, preferences and limitations of the Corporation’s Junior Participating Preferred Stock, which was duly adopted by the Board of Directors on October 25, 2004:

RESOLVED, that there is hereby established a series of Preferred Stock, without par value, of the Corporation, and the designation and certain powers, preferences and other rights of the shares of such series, and certain qualifications, limitations and restrictions thereon, are hereby fixed as follows:

(i) The distinctive serial designation of this series shall be “Junior Participating Preferred Stock” (hereinafter called “this Series”). Each share of this Series shall be identical in all respects with the other shares of this Series except as to the dates from and after which dividends thereon shall be cumulative.

(ii) The number of shares in this Series shall initially be 15,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of this Series purchased by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. Shares of this Series may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder’s fractional share, to all rights of a holder of a whole share of this Series.

(iii) The holders of full or fractional shares of this Series shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of this Series equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package and (B) on the last day of January, April, July and October in each year, in an amount per whole share of this Series equal to the excess (if any) of $5.00 over the aggregate dividends paid per whole share of this Series during the three month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of this Series on the date, not exceeding sixty days preceding such dividend or distribution payment date, fixed for the purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of this Series shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

The term “Reference Package” shall initially mean one hundred (100) shares of Class A Common Stock, no par value (“Common Stock”), of the Corporation. In the event the Corporation shall at any time after the close of business on November 10, 2004, (A) declare or pay a dividend on any Common Stock payable in Common Stock, (B) sub-divide any Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case the Reference Package after such event shall be the Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided on this Series. As long as any shares of this Series are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to this Series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to this Series as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with this Series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to this Series as to dividends and upon liquidation), unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid.

(iv) In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of this Series shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

(v) In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to this Series upon liquidation, to be paid in full an amount per whole share of this Series equal to the greater of (A) $100, or (B) the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the “Liquidation Preference”), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Corporation.

This Series shall be subordinate to, and shall be entitled to a distribution upon liquidation after, all series of Preferred Stock of the Corporation except for such Series as by its terms ranks pari passu with, or subordinate to, this Series.

In the event the assets of the Corporation available for distribution to the holders of shares of this Series upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this Section (v), after giving effect to the second paragraph of this Section (v), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of this Series upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of this Series, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up. Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the first and second paragraphs of this Section (v) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to this Series.

For the purposes of this Section (v), the consolidation or merger of the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

(vi) The shares of this Series shall not be redeemable.

(vii) In addition to any other vote or consent of stockholders required by law or by the Articles of Incorporation, as amended, of the Corporation, each whole share of this Series shall, on any matter, vote as a class with any other capital stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

IN WITNESS WHEREOF, the undersigned has signed and attested this certificate on the 1st day of November, 2004.

FREMONT MICHIGAN INSURACORP, INC.

By:	/s/ Richard E. Dunning
Richard E. Dunning
Its: President and Chief Executive Officer